

February 25, 2016

Mail Stop 4561

Jeff Lawson
Chief Executive Officer
Twilio Inc.
645 Harrison Street, Third Floor
San Francisco, California 94107

      Re: Twilio Inc.
              Amendment No. 3 to Confidential Draft Registration Statement on
              Form S-1
              Submitted February 16, 2016
              CIK No. 0001447669

Dear Mr. Lawson:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to the letter dated February 8, 2016.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 18. Subsequent Events, page F-37

1.   Please tell us your consideration for disclosing the restricted stock unit and stock option awards granted on February 4, 2016, including the aggregate fair value of the awards and the periods over which the fair value will be recognized as stock-based compensation expense. We refer you to ASC 855-10-50-2.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Rezwan Pavri, Esq.
        Goodwin Proctor LLP